U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              FORM 10-SB\A
                               Amendment No. 1

               General Form for Registration of Securities
                         of Small Business Issuers
                       Under Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

              FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
              -------------------------------------------------
                        (Name of Small Business Issuer)

               Delaware                               02-0703753
      ------------------------------        ------------------------------
     (State or Other Jurisdiction of       (I.R.S. Employer Identification
      Incorporation or Organization)                    Number)



                444 Park Forest Way, Wellington, Florida 33414
          ----------------------------------------------------------
         (Address of Principal Executive Offices, Including Zip Code)

                               (561) 798-4294
                          -------------------------
                         (Issuer's Telephone Number)

     Securities to be Registered Under Section 12(b) of the Act: None

        Securities to be Registered Under Section 12(g) of the Act:

                       Common Stock, $.001 Par Value
                       -----------------------------
                             (Title of Class)

                                 PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Federal Mortgage Corporation of Puerto Rico, Inc. (the "Company")
was incorporated on January 5, 1970, under the laws of the State of Delaware as Modulated Building Systems, Inc., to conduct and carry on the business of builders and contractors for the purpose of building, erecting, altering, repairing, wrecking, dig or any other work in connection with any and all classes of building and improvement of any kind and nature whatsoever; to design, draw, and prepare plans, specifications and estimates for and to supervise, bid upon, enter into, and execute contracts for the construction and alteration of buildings, structures, houses, piers, wharves, canals, docks, slips, dams, bridges, viaducts, railroads, railways, right-of-ways, cut, fills, roads, avenues, streets, fortifications, conduits, pipe lines, electric or other transmission lines, subways, tunnels, foundations, mines, shafts, wells, walls, waterways, manufactories, plans, machinery, drainage, irrigation, and sewage disposal systems and any other engineering or construction project or enterprise of any nature whatsoever; to carry on and conduct any and every kind of general contracting construction, and engineering business; to carry on the trade or business of manufacturing, producing, adapting, preparing, buying, selling, and otherwise dealing in any and all kinds of furniture and supplies, and to manufacture, produce, purchase, adapt, prepare, use, sell, or otherwise deal in any materials, articles, or things required for, in connection with, or incidental to, the manufacture, use, purchase, and sale of, or other, dealing in any and all kinds of furniture and supplies, and generally to carry on any other manufacturing business which can conveniently be carried on in conjunction with any of the matters aforesaid; to engage in and carry on the business of acquiring, owning, buying, selling, leasing, mortgaging, exchanging, manufacturing, distributing, marketing, or otherwise dealing in timber, lumber, and the various products thereof; to conduct logging operations and operate mills for the manufacture of lumber and products thereof; to acquire, erect, maintain, and operate mill privileges, water rights, mills and other buildings, machinery, and all appliances; to carry on in any capacity any business appertaining to, or which, in the judgment of the Company, may at any time be convenient; to acquire, by purchase, lease, or otherwise, and to own, mortgage, equip, maintain, and operate woodworking plants, sash and door factories, sawmills, planning mills, lumber yards, and other works, plants, machinery, and equipment for the manufacture and sale of sash, doors, frames, moulding, millwork, and lumber of all description; to produce, manufacture, glaze, paint, and otherwise prepare for use, market and sale, and to sell and otherwise dispose of any and all products and articles made wholly or partly of wood or similar material; to engage in and transact a general lumber and mill business in any and all its branches; to deal in with lumber, timber, wood and products of any and all kinds, and in any and all forms; and to manufacture, purchase, or otherwise acquire, and to sell, and otherwise deal in and with flooring, shingles, laths, staves, boxes, barrels, and other articles and things made in whole or in part of wood, and contractors' and builders' supplies of every kind and nature; and to engage in any lawful act of activity for which corporations may
be organized under the General Corporation Law of Delaware.    On
April 17, 1972, the Company amended its name to Federal Mortgage Corporation of Puerto Rico, Inc. The Company conducted mortgage-banking business in Puerto Rico, Florida and Minnesota.
The Company actively engaged in the placement of commercial and residential project loans through its lending sources and at the same time retained servicing of a major portion of these loans for the lenders. The Company decided, because of market conditions, to discontinue operations in the early part of 1975, at which time it disposed of all of its assets and resolved all of its liabilities. No further business was engaged in by the Company since the disposition of its assets in 1975. On July 15, 2003, the Company's charter was renewed retroactively back to February 24, 1976, the date of the expiration of the charter. It's purpose is to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage and has no operations since the renewal of its charter. The Company has not commenced any operational activities. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2, Plan of Operation". As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan herein.

The Company's business is subject to numerous risk factors, including the following:

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NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

The Company has had no operating history nor any revenues or earnings from operations since the renewal of its charter. The Company has no significant assets or financial resources. The
Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

SPECULATIVE NATURE OF COMPANY'S PROPOSED OPERATIONS.

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND
COMBINATIONS.

The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO
STANDARDS FOR BUSINESS COMBINATION.

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. The Company has been in the developmental stage since its charter has been renewed and has had no operations since that date. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company.
The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. The Company's officers have not entered into written employment agreements with the Company and are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "MANAGEMENT."

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CONFLICTS OF INTEREST - GENERAL.

The Company's officers and directors participate in other business ventures which compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS - CONFLICTS OF INTEREST."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange
Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION.

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The
Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION.

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company.
The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

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REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS
COMBINATION.

The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and would most likely result in a change in control or management of the Company.

DISADVANTAGES OF BLANK CHECK OFFERING.

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY
BUSINESS OPPORTUNITIES.

Management of the Company believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATION

The Registrant intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Registrant has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

While the Company will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents.

The Registrant has no full time employees. The Registrant's officers have agreed to allocate a portion of their time to the activities of the

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Registrant, without compensation. Management anticipates that the business plan of the Company can be implemented by each officer devoting approximately twenty hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS."

The Company's officers and directors may, in the future, become involved with other companies which have a business purpose similar to that of the Company. As a result, conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with a business opportunity under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which Mr. Porath first became an officer and director will be entitled to proceed with the transaction. The Company is filing this registration statement on a voluntary basis because the primary attraction of the Registrant as a merger partner or acquisition vehicle will be its status as an SEC reporting company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Registrant. The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "PART II,
ITEM 5, INDEMNIFICATION OF DIRECTORS AND OFFICERS."

GENERAL BUSINESS PLAN

At this time, the Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item 7, "Financial Statements and
Supplemental Data." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company intends to advertise and promote the Company privately. The Company has not yet prepared any notices or advertisements.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

The Company has, and will continue to have, little or no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly

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registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities
Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data, which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company do expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

The officers of the Company have limited experience in managing companies similar to the Company, and shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. The
Company may from time to time utilize outside consultants or advisors to effectuate its business purposes described herein. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. The Company has minimal capital with which to pay these anticipated expenses.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under

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applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code").

In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

As part of the Company's investigation, officers and directors of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then-shareholders.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. When companies elect to become reporting companies under Rule 12g-3 of the Securities Exchange Act of 1934, the Securities and Exchange Commission (SEC) will treat Form 8-Ks pertaining to 12g-3 successor issuers in the same manner as Form 10 and Form 10SB filings. Accordingly, as is the case for issuers filing Form 10 filings, in order to be deemed an eligible security under Rule 6530, an issuer electing 12g-3 successor issuer status must have received notification that the SEC will not review the Form 8-K or, in cases where the SEC has elected to review the Form 8-K, must clear all SEC comments on such Form 8-K prior to the security's becoming an elegible reporting security.



If such transaction is voided, the agreement will also contain a

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provision providing for the acquisition entity to reimburse the
Company for all costs associated with the proposed transaction.

The Company does not intend to provide the Company's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

COMPETITION

The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

The Registrant has no properties and at this time has no agreements to acquire any properties. The Company currently maintains a mailing address at 444 Park Forest Way, Wellington, FL 33414, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth, as of January 31, 2004, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all Directors individually and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.
   Name and Address              Amount of Beneficial
of Beneficial Owner                    Ownership        Percentage of Class
----------------------          --------------------    -------------------
Alvin Roth                           425,947 shares              4%
P.O. Box 11913
Ft. Lauderdale, FL  33339

Michael Schumacher, beneficially
through Pride Equities, Inc.        9,000,000 shares            90%
2525 Fifteenth Street, Suite 3H
Denver, CO   80211

All Executive Officers and          9,425,947 shares            94%
Directors as a Group

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


The Directors and Officers of the Company are as follows:

    Name                    Age            Positions and Offices Held
 ---------------          --------       ------------------------------
  Peter Porath              72              President and Director
  Alvin Roth                74              Director
  Michael Schumacher        55              Treasurer,Secretary and Director

There are no agreements or understandings for any officer or director to resign at the request of another person and none of the above named officers and directors are acting on behalf of or will act at the direction of any other person.

There is no family relationship between any Director or Executive
Officer of the Company.

The Company presently has no committees.

Set forth below are the names of all Directors and Executive Officers of the Company, all positions and offices with the Company held by each such person, the period during which he has served as such, and the business experience of such persons during at least the last five years:

PETER PORATH. Mr. Porath has served as the President and a Director of the Company since July, 2003. Mr. Porath is currently a director of Sun Vacation Properties Corporation (formerly
Commonwealth Equities, Inc.), a public company, and was President from November 2000 until February 2001. Mr. Porath has also been President and a director of National Superstars, Inc., a public company, since July 2003. Mr. Porath was a director and president of Vacation Ownership Marketing, Inc., a public company) from May 2000 until August 2001. Mr. Porath was a director of Plants For Tomorrow, Inc., an environmental mitigation concern through the years from 1989-1991. From 1990 through 2001, Mr. Porath operated a retail magic supply store in Fort Lauderdale, Florida, Merlin's Festival of Magic. From 1978 to 1979, Mr. Porath was executive vice-president and director of International Resort Properties, Inc., a timesharing company in Hillsboro Beach, Florida where he was responsible for the development of a 20-unit project. Prior to 1978, Mr. Porath was Vice President of Investment Corporation of Florida, a public company, and developer in Wellington and Palm Beach. Mr. Porath holds a Bachelor of the Arts Degree in English from Ripon College and a Juris Doctor from De Paul University in Chicago.

ALVIN ROTH.   Mr. Roth owns 425,947 shares of the Company's
common stock. Mr. Roth attended the University of Mississippi Law School. Mr. Roth was president of Commonwealth Equities, Inc., a public company, from 1969 to 2002. Commonwealth Equities, Inc.
was one of the first food operators through one of its wholly owned subsidiaries, Commonwealth Foods, Inc., sold bulk food in a retail store, and was active in the mortgage banking business primarily in Puerto Rico, through its formerly wholly owned subsidiary, Federal Mortgage Corporation of Puerto Rico, Inc. Mr. Roth also oversaw the development of a motel and restaurant in Minnesota through its wholly owned subsidiary, The Silver Spike, Inc., pursuant to a development agreement with Burlington Northern Railroad for semi partial use by the railroad for the switchmen and other personnel. Commonwealth Equities, Inc. discontinued all operations in the early 1970s, but maintained its status as a public company. Prior to 1969, Mr. Roth was engaged in the consulting business, advising real estate developers on property use advantages and feasibility studies for business opportunities. Presently, Mr. Roth engages in similar consulting activities in South Florida.

MICHAEL SCHUMACHER. Michael Schumacher owns no shares individually. Mr. Schumacher has been Treasurer and Director of the Company since July, 2003, and is also President, Chairman of the Board, and controlling shareholder of Pride, Inc. and its wholly owned subsidiaries, including Pride Equities, Inc., which owns 9,000,000 shares of the Company. Pride, Inc. and its subsidiaries are primarily in the real estate and investment business. Mr. Schumacher has also been Vice President, Secretary and Treasurer of National Superstars, Inc., a public company, since July 2003. Mr. Schumacher was President and Chairman of the Board of Prime Rate Income and Dividend
Enterprises, Inc., a public company, until December 2002.  Mr.
Schumacher was a director and officer of Sun Vacation Properties Corporation (formerly Commonwealth Equities, Inc.), a public company, from November 2000 until February 2001, and a director and officer of Vacation Ownership Marketing, Inc., a public company) from May 2000 until August 2001. Mr. Schumacher is also a Director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Denver, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public
Accountant, Certified Management Accountant and an Accredited
Financial Planning Specialist. Mr. Schumacher has a Bachelor of the Sciences Degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

PREVIOUS BLANK-CHECK EXPERIENCE

Mr. Peter Porath, President and a Director of the Company,  Mr.
Michael Schumacher, Treasurer, Secretary and a Director of the
Company, and Mr. Alvin Roth, a Director of the Company, have been involved either as an officer or director, or both, with other blank-check companies, which have completed some form of corporate reorganization. The following is a list of the blank-check companies with which the Company's officers and directors have been involved during the last five years:

Sun Vacation Properties, Inc. (SVPI), formerly Commonwealth
Equities, Inc., with a registration date of February 6, 2002, is a development stage enterprise. During January 2003, majority ownership and control of SVPI changed. SVPI is delinquent in its filings because it has not filed its Form 10-QSB for the period ended December 31, 2003.

National Superstars, Inc. (NSI), was initially registered in 1985, and is
current on its filings.   NSI is a development stage company, and has
no business operations and there are no acquisitions, business combinations or mergers that are pending.

Vacation Owenrship Marketing, Inc. (VOMI) was initially registered in approximately 1980. During August 2001, majority ownership and control of VOMI changed. Current officers and directors of Federal Mortgage Corporation of Puerto Rico are not currently officers, directors or employees of VOMI, and therefore, have no direct knowledge of the business operations or possible pending acquisitions, business combinations or mergers of VOMI, but according to VOMI SEC filings, VOMI has had no business operations since March 20, 2002, and appears to be current on filings.

CONFLICTS OF INTEREST

The Company's officers and directors have in the past and may in the future be officers and directors of other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in Mr. Porath and Mr. Schumacher acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs. The officers and directors of the Company may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge or acquire such target company, the company of which Mr. Porath first became an officer and director will be entitled to proceed with the transaction. As between the Company and the other companies formed, the Company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation since the renewal of the Company's charter. They have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has minimal funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons.
However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has minimal cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions.
No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Registrant for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

Effective July, 2003, Pride Equities, Inc. agreed to fund the Company with $30,000 in exchange for 8,000,000 shares of the Company's common stock. Pride Equities, Inc. is a related party since Mr. Schumacher is the President and Director of Pride, Inc., the parent company of Pride Equities, Inc., and an officer and director of Pride Equities, Inc.

The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which any of the Company's Officers, Directors, principal shareholders or their affiliates or associates serve as officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy, through their own initiative may be changed.

The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend at this time to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $.001 par value. Each record holder of Common Stock is entitled to one vote for each share held on all matters submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders. Holders of outstanding shares of Common
Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of the existing stockholders may be diluted.

DIVIDENDS

No dividends have been paid by the Company on any of its securities since the renewal of its charter and such dividends are not contemplated in the foreseeable future.

                                PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND
RELATED STOCKHOLDER
MATTERS.

There is no trading market for the Registrant' s Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend at this time to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     (a) MARKET PRICE. The Registrant's Common Stock is not quoted on a public market at the present time.

     (b) HOLDERS. There are two (2) holders of the Company's Common Stock. One of the shareholders owns two million shares in one certificate for the benefit of approximately 860 shareholders.

     (c) DIVIDENDS. The Registrant has not paid any dividends since the renewal of its charter, and has no plans to do so in the immediate future.


ITEM 2. LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant recently engaged its current auditors and has not had previously engaged accountants since 1995. There are no disagreements with the prior accountants on accounting and financial disclosures.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, there have been no sales of the Registrant's stock except the issuance of 8,000,000 shares of restricted common stock issued to Pride Equities, Inc., previously described above.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, Director or Officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     (a) The Company has the right to indemnify any person who was or is a party or is threatened to be made a party to any action, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a Director, Officer, employee, fiduciary, or agent of the Company or was serving at its request in a similar capacity for another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In case of an action brought by or in the right of the Company such persons are similarly entitled to indemnification if they acted in good faith and in a manner reasonably believed to be in the best interests of the Company but no indemnification shall be made if such person was adjudged to be liable to the Company for negligence or misconduct in the performance of his duty to the Company unless and to the extent the court in which such action or suit was brought determines upon application that despite the adjudication of liability, in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification. In such event, indemnification is limited to reasonable expenses. Such indemnification is not deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     (b) The Registrant's Articles of Incorporation provides in general that the Registrant is authorized to indemnify its Officers and Directors to the fullest extent permitted by law.

PART F/S

FINANCIAL STATEMENTS.

Attached are audited financial statements for the Company for the years ended March 31, 2003 and March 31, 2002, and for the periods ended January 31, 2004 and January 31, 2003. The following financial statements are attached to this report and filed as a part thereof. See pages F-1 through F-13.


1) Table of Contents - Financial Statements               F-1

2) Report of Independent Certified Public Accountants     F-2

3) Balance Sheets                                         F-3

4) Statements of Operations                               F-4

5) Statement of Changes in Stockholders' Equity           F-5

6) Statements of Cash Flows                               F-6

7) Notes to Financial Statements                          F-7 to F-12

            FEDERAL MORTGAGE CORPORATION OF PUERTO
RICO, INC.
                       (A Development Stage Company)

                           FINANCIAL STATEMENTS

                                   With

           REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS


                                                             Page
                                                             ----
Report of Independent Certified Public Accountants            F-2

Financial Statements:

         Balance Sheets                                       F-3

         Statements of Operations                             F-4

         Statement of Changes in Stockholders' Equity         F-5

         Statements of Cash Flows                             F-6

         Notes to Financial Statements                     F-7 to F-12

Report of Independent Certified Public Accountants


The Board of Directors
Federal Mortgage Corporation of Puerto Rico, Inc.
Wellington, FL

We have audited the accompanying balance sheets of Federal
Mortgage Corporation of Puerto Rico, Inc. (A Development Stage
Company) as of January 31, 2004, March 31, 2003 and March 31,
2002 and the related statements of operations, stockholders' equity and cash flows for the two years ended March 31, 2003, and the ten months ended January 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of Federal Mortgage Corporation of Puerto Rico, Inc. as of January 31, 2004, March 31, 2003 and March 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the two years ended March 31, 2003, and the ten months ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in
Note 5, the Company has minimal working capital and no business operations, which raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Miller and McCollom

MILLER AND MCCOLLOM
Certified Public Accountants
4350 Wadsworth Boulevard, Suite 300
Wheat Ridge, Colorado 80033

February 11, 2004

             FEDERAL MORTGAGE CORPORATION OF PUERTO
RICO, INC.
                     (A Development Stage Company)
                            BALANCE SHEETS

                                ASSETS

                                        January 31,   March 31,    March 31,
                                           2004         2003         2002
                                        -----------   ---------    ---------
CURRENT ASSETS
  Cash and cash equivalents             $    27,980   $       -    $       -
                                        -----------   ---------    ---------
     Total current assets                         -           -            -
                                        -----------   ---------    ---------
       Total assets                     $    27,980   $       -    $       -
                                        ===========   =========    =========

                   LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses $     1,038   $       -    $       -
                                        -----------   ---------    ---------
    Total current liabilities                 1,038           -            -
                                        -----------   ---------    ---------
      Total liabilities                       1,038           -            -

  Commitments and contingencies                   -           -            -
    (Notes 2 and 3)

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value;
    100,000,000 shares authorized,
    10,000,000, 2,000,000 and
    2,000,000 shares issued and
    outstanding at January 31, 2004,
    March 31, 2003 and March 31, 2002,
    respectively                             10,000       2,000        2,000
      Additional paid-in capital            522,500     500,500      500,500
      Accumulated (Deficit)                (502,500)   (502,500)    (502,500)
      Accumulated (Deficit) during the
        development stage                    (3,058)          -            -
                                         -----------  ----------   ----------
    Total stockholders' equity           $   26,942   $       -    $       -
                                         ----------   ----------   ----------
    Total liabilities and
      stockholders' equity               $   27,980   $       -    $       -
                                         ==========   =========    =========




The accompnaying notes are an integral part of the financail statements.

             FEDERAL MORTGAGE CORPORATION OF PUERTO
RICO, INC.
                     (A Development Stage Company)
                        STATEMENTS OF OPERATIONS

                                                                   For the
                                                                 period from
                                                                July 15, 2003,
                              Ten                            (date of charter
                             Months        Year        Year        renewal)
                             Ended        Ended       Ended        through
                           January 31,   March 31,   March 31,    January 31,
                              2004         2003        2002          2004
                           -----------   ---------   ---------    -----------
Revenues                   $        -    $       -   $       -    $        -

  Costs and Expenses -
    Professional fees           2,490            -           -         2,490
    Administrative
      and other                   568            -           -           568
                           ----------    ---------   ---------    ----------
                                3,058            -           -         3,058


Net (loss)                 $   (3,058)   $       -   $       -    $   (3,058)
                           ===========   =========   =========
===========
(Loss) per share           $       nil   $     nil   $     nil    $       nil
                           ===========   =========   =========
===========
Weighted average shares
   outstanding              10,000,000   2,000,000   2,000,000      2,079,602

                           ===========   =========   =========
=========





The accompnaying notes are an integral part of the financial statements.

                              FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                                        (A Development Stage Company)
                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY




                                                        Additional                  Accumulated
                               Common        Stock       Paid-in      Accumulated  (Deficit)in
                               Shares        Amount      Capital       (Deficit)   Development      Total
                                                                                      Stage
                              --------      --------   -----------    -----------   ------------   --------
Balance at March 31, 2001     2,000,000      2,000      500,500       (502,500)             -            -


Net (loss) for year ended
     March 31, 2002                   -          -            -               -              -           -
                              ---------    -------     --------       ----------    ----------     -------
Balance at March 31, 2002     2,000,000      2,000      500,500       (502,500)             -            -

Net (loss) for year ended
     March 31, 2003                   -          -            -               -              -           -
                              ---------    -------     --------       ----------    ----------     -------
Balance at March 31, 2003     2,000,000      2,000      500,500       (502,500)             -            -

Common stock issued for cash  8,000,000      8,000       22,000              -              -       30,000


Net (loss) for the ten
months ended January 31,
2004                                  -          -            -               -         (3,058)     (3,058)
                              ---------    -------     --------       ----------    -----------    --------
Balance at January 31, 2004  10,000,000   $ 10,000    $ 522,500       $(502,500)    $   (3,058)    $26,942
                             ==========   ========    =========       ==========    ===========    ========


The accompanying notes are an integral part of the financial statements.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                         STATEMENTS OF CASH FLOWS

                                                                    For the
                                                                  period from
                                                                   July 15,
                                                                     2003
                               Ten                                 (date of
                              Months         Year        Year       charter
                              Ended         Ended       Ended       renewal)
                            January 31,    March 31,   March 31,    through
                               2004         2003         2002      January 31,
                                                                      2004
                            -----------    ---------   ---------   -----------
Cash flows from
 operating activities:
  Net loss                   $  (3,058)     $      -    $       -   $  (3,058)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
  Increase in accounts
   payable and accrued
   expenses                      1,038              -           -       1,038
                             ----------     ---------    --------   ----------
Net cash (used in)
  operating activities          (2,020)             -           -      (2,020)

Cash flows from investing
  activities:                        -              -           -           -
                             ---------      ---------    --------   ---------
Net cash (used in) investing
  activities                         -              -           -           -

Cash flows from financing
  activities:
    Common stock issued
      for cash                  30,000              -           -      30,000
                             ---------      ---------    --------   ---------
Net cash provided by
  financing activities          30,000              -           -      30,000

Net increase in cash            27,980              -           -      27,980

Cash at beginning of period          -              -           -           -
                             ---------      ---------    --------   ---------
Cash at end of period        $  27,980      $       -    $      -   $  27,980
                             =========      =========    ========   =========
Supplemental disclosure of
  cash flow information:

Interest paid                $       -      $       -    $      -   $       -
                             =========      =========    ========   =========
Income taxes paid            $       -      $       -    $      -   $       -
                             =========      =========    ========   =========

The accompanying notes are an integral part of the finacial statements.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 1   Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of Federal Mortgage Corporation of Puerto Rico, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements, which are stated in U.S. Dollars.

Organization

The Company was incorporated on January 5, 1970 under the laws of the State of Delaware as Modulated Building Systems, Inc. On April 17, 1972, the Company amended its name to Federal Mortgage Corporation of Puerto Rico, Inc. On
July 15, 2003, the Company's charter was renewed retroactively back to February 24, 1976, the date of expiration of the charter.

Description of Business

Management's plan is to start a new business or seek a business combination.

Development Stage Enterprise

Based upon the Company's business plan, it is a development stage enterprise since planned principal operations have not yet commenced. Accordingly, the Company presents its financial statements in conformity with the accounting principles generally accepted in the United States of America that apply in establishing operating enterprises. As a development stage enterprise, the Company discloses the deficit accumulated during the development stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date.

Per Share Information

Per share information is computed by dividing the net income or loss by the weighted average number of shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 1  Organization and Summary of Significant Accounting Policies, continued

Risks and Uncertainties

The Company is subject to substantial business risks and uncertainties inherent in starting a new business. There is no assurance that the Company will be able to generate sufficient revenues or obtain sufficient funds necessary for launching a new business venture.

Revenue Recognition

The Company has had no revenue since the July 15, 2003 renewal of its charter.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to consist of cash on hand and demand deposits in banks with an initial maturity of 90 days or less.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, cash equivalents, and accounts payable approximate their estimated fair values due to their short-term maturities.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations." The Statement is to be adopted for all business combinations initiated after June 30, 2001. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 142 "Accounting for
Goodwill and Intangible Assets." In accordance with certain provisions of the Statement, goodwill acquired after June 30, 2001 is not amortized. All provisions of the Statement are required to be applied in the fiscal year beginning after December 15, 2001. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 143, "Accounting for
Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 1  Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, Continued

In July 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and establishes a single accounting model, based on the framework established in SFAS 121, for long lived assets to be disposed of by sale. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishments of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In November 2002, the FASB issued FIN 45, which expands previously issued accounting guidance and disclosure requirements for certain guarantees. The adoption of this statement did not impact the Company's finacial position, results of operations, or cash flows.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 1  Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In April 2003, the FASB issued SFAS No. 149 "Amendment of
Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies the accounting guidance on certain derivative instruments and hedging activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for
Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer of equity (including the equity shares of any entity whose financial statements are included in the consolidated financial statements) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and for existing financial instruments after July 1, 2003. The adoption of this statement did not impact the Company's financial position, results of operations, or cash flows.

Income taxes

The Company records deferred taxes in accordance with Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." The statement requires recognition of deferred tax assets and liabilities for temporary differences between the tax bases of assets and liabilities and the amounts at which they are carried in the financial statements, the effect of net operating losses, based upon the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Other

The Company has selected March 31 as its fiscal year end.

The company has paid no dividends during the years ended March 31, 2003 and March 31, 2002, and during the ten-month periods ended
January 31, 2004 and January 31, 2003.

No advertising expense has been incurred.

The Company has not entered into any leases.

All of the Company's assets are located in the United States.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 2  Income Taxes

As of January 31, 2004, the Company has an estimated net operating loss carry forward of $3,000 to offset future taxable income. The net operating loss carry forward, if not used, will expire in the year ending March 31, 2024, and may be restricted if there is a change in ownership. No deferred income taxes have been recorded because of the uncertainty of future taxable income to be offset.

Significant components of the Company's net deferred income tax asset are as follows:

     Net operating losses carry forward       $  555
     Deferred income tax allowance              (555)
                                              -------
     Net deferred income tax asset                 -

The reconciliation of income tax (benefit) computed at the federal statutory rate to income tax expense (benefit) is as follows:

     Tax (benefit) at Federal statutory rate    (15.00)%
     State tax (benefit) net of Federal benefit  (3.50)
     Valuation allowance                         18.50
                                                -------
     Tax provision (benefit)                     00.00

Note 3  Common Stock

The Company was formerly a wholly owned subsidiary of Commonwealth Equities, Inc. (CEI). On January 27, 2003, prior to the change in control of CEI, 2,000,000 shares, representing 100% of the Company's issued and outstanding common stock, were assigned to a "Trustee of a nominee to be named". Pride Equities, Inc. owned 1,000,000 of these shares and was a 50% owner of the Company.
Effective July 2003, the Company agreed to issue 8,000,000 shares upon the increase in authorized shares of the Company. Effective January 2004, the Company increased its authorized common stock from 2,000,000 shares to 100,000,000 shares and changed its par value from $.10 to $.001 per share. All references to common stock have been retroactively adjusted to give effect these changes. Also in January 2004, the Company issued 8,000,000 shares of its common stock to Pride Equities, Inc. in exchange for $30,000, which resulted in Pride Equities, Inc. becoming a 90% owner of the Company.

Note 4  Related Party

Pride Equities, Inc. advanced a total of $30,000 to the Company during the ten month period ended January 31, 2004. Such advances were converted to 8,000,000 shares of common stock as described in
Note 3 above.

             FEDERAL MORTGAGE CORPORATION OF PUERTO RICO, INC.
                     (A Development Stage Company)
                      Notes to Finacial Statements
                 January 31, 2004, March 31, 2003 and 2002

Note 5  Basis of Presentation

Generally accepted accounting principles in the United States of America contemplates the continuation of the Company as a going concern. However, the Company has minimal working capital and no business operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management intends to seek a business combination candidate.

In view of these matters, realization of certain of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, raise additional capital, and the success of its future operations.

Management has opted to commence the filing of Securities and Exchange Commission (SEC) reporting documentation and then to seek a business combination. (See Note 5) Management believes that this plan provides an opportunity for the Company to continue as a going concern.

PART IV
ITEM 1. EXHIBIT INDEX

EXHIBIT
NUMBER             DISCRIPTION                                LOCATION
-------            -----------                                --------

(1)                Articles of Incorporation:

   1.1             Certificate of Incorporation            Filed previously

   1.2             Certificate for Renewal and             Filed previously
                   Revival of Charter dated
                   July 15, 2003

   1.3             Certificate of Amendment of             Filed previously
                   Certificate of Incorporation

   1.4             Certificate of Amendment of             Filed previously
                   Certificate of Incorporation

   1.5             Certificate of Amendment of             Filed previously
                   Certificate of Incorporation

(2)                Bylaws

   2.1             Bylaws                                  Filed previously

(23)               Consents - Experts:

   23.1            Consent of Miller & McCollom, P.C.      Filed herewithin

SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


(Registrant)          Federal Mortgage Corporation of Puerto Rico,Inc.


BY(Signature)         /s/Peter Porath
(Date)                March 5, 2004
(Name and title)      Peter Porath, President and Director


BY(Signature)         /s/Michael Schumacher
(Date)                March 5, 2004
(Name and Title)      Michael L. Schumacher, Secretary, Treasurer
                      and Director


















                                         16